HEICO HOLDING, INC. COMPLETES CASH TENDER OFFER FOR
                            NATIONAL-STANDARD COMPANY

CHICAGO - (Business Wire) - August 7, 2000 - Heico Holding, Inc. ("Heico") announced today that it had successfully completed its $1.00 per share cash tender offer for all outstanding shares of common stock of National-Standard Company ("National-Standard"). The tender offer expired on August 4, 2000, at 12:00 midnight, New York City Time. Based on information provided by EquiServe Trust Company, as of such time, 4,721,759 shares of National-Standard common stock had been tendered, including approximately 36,960 shares tendered by notice of guaranteed delivery. After giving effect to the results of the tender offer, Heico will own approximately 81.5% of the total shares outstanding. Payment for the shares properly tendered and accepted will be made as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation.

Following the completion of the tender offer and subject to the conditions set forth in the Merger Agreement among Heico, NS Acquisition Corp. and National-Standard, NS Acquisition Corp. will be merged into National-Standard, and each remaining common share of National-Standard will be converted into the right to receive $1.00 in cash.

Heico Holding, Inc., a privately owned holding company headquartered in Chicago, owns and operates a diversified portfolio of companies.


Contact:

         Heico Holding, Inc.
         Michael E. Heisely, Sr., (312) 419-8220